Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

December  12,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Mr.  H.  Christopher  Owings

       Re:     FTS  Group,  Inc.
               Registration  Statement  on  Form  SB-2
               File  No.  333-133749


Dear  Mr.  Owings:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 4 to Registration Statement on Form SB-2.

Amendment No. 4 to Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated November 28, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General
-------

Comment 1. We reviewed your letter dated November 7, 2006 and notice many responses stating you intend to either expand a disclosure or revise the annual and interim financial statements included in the registration statement and periodic filings, as applicable. Please understand that before we can declare this registration statement effective you are required to incorporate any decided revisions in the applicable filings to resolve staff comments. Where specifically indicated below we are deferring a final evaluation of your compliance with staff comments until these revisions are filed or the present accounting treatment is adequately supported.

Response 1. The Company has incorporated all revisions. The Company's amendment to Form 10-KSB was filed on December 11, 2006 and the amendments to Forms 10-QSB will be filed within 24 to 48 hours.

Comment 2. Please update your registration and include the next unaudited interim period financial statements, September 30, 2006. Also please update other related disclosures and management's discussion and analysis to correspond with this additional period. See Rule 3-12(b) of Regulation S-X.

Response 2. The Company has complied with the Staff's request. The Registration statement and all related disclosures have been updated to include the interim period ended September 30, 2006.

Comment 3. We note your response to comment 2 in our letter dated October 26, 2006. You state that although Mr. Rasmussen is the Chief Operating Officer of the company by title, the Board of Directors does not believe that Mr. Rasmussen is the Principal Operating Officer of the company. We are still of the view that the filing of a Form 8-K was appropriate. Accordingly, we restate comments 2 and 3 in our letter dated July 27, 2006.

Response  3.     As  stated  in  the  Company's  prior  response,  the  Company respectfully requests a conference call on this matter. We have attempted to schedule one and have been unsuccessful.

Consolidated  Balance  Sheets,  December  31,  2005  and  2004,  page  F-3
--------------------------------------------------------------------------

Comment 4. We note your response to comment 8 in our letter dated October 26, 2006. Please confirm that management has determined that liability classification is the appropriate accounting treatment for outstanding shares exceeding the number of authorized shares. Your response suggests you are changing your accounting treatment to satisfy a staff inquiry rather than adopting an accounting treatment in accordance with GAAP. In your revised filing please include the disclosure requirements for reporting the correction of an error in paragraphs 36 and 37 of APB No. 20, or SFAS No. 154 if early adopted, as applicable.

Response 4. The Company has reviewed the various literature and rulings on this topic, including but not limited to EITF-0019, at greater length. The Company confirms that it is changing the classification of warrants related to the December 29, 2005 financing arrangement from equity classification to liability classification in accordance with GAAP. As stated in paragraph 19 of EITF-0019, liability classification is required when the Company has an insufficient number of authorized but unissued shares to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding. Therefore, initial liability classification is required. Per paragraph 10 of EITF-0019, if the classification required under this Issue changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification. Additional shares sufficient to cover the shortage were approved on October 20, 2006. Therefore, from December 2005 through the end of the third quarter 2006, liability classification is required for the warrants. During the fourth quarter 2006, a reclassification back to equity will be appropriate.

Since the financing arrangement that caused the misstatement of the financial statements regarding this area occurred December 29, 2005 a restatement of the fourth quarter and year-end financial statements, along with amending the related Form 10-KSB is required and was filed on December 11, 2006. Amendments are also necessary to the first and second quarters of 2006 financial statements and related 10-QSBs.

Disclosure  requirements for correction of an error as required by SFAS No.
154 are included in Footnote #2 of each of the amended reports. These amended filings will be filed in the near term 24 to 48 hours.


Notes  to  Consolidated  Financial  Statements,  December  31,  2005,  page  F-7
--------------------------------------------------------------------------------

(3)  Convertible  Debt,  page  F-3
----------------------------------

Comment 5. Please revise your present disclosures, including note (12)(B), and include a note that discusses reclassifying as liabilities all outstanding common shares and common share equivalents in excess of authorized common shares. Include your basis of estimating the fair value for common shares and common shares potentially issuable pursuant to warrants and convertible notes. Specifically discuss the effect of reducing the exercise prices for Series A and B warrants on September 28, 2005 and July 7, 2006. Please update your interim disclosures, as applicable.

Response 5. The Company added additional and expanded disclosures to cover the areas requested by Staff. Specifically, the Company added footnote #2 to disclose the circumstances that caused the need for restatement and to show the line item effects of the warrant reclassification from equity to liability as required by SFAS No. 154. Footnote #4 disclosing the terms of Convertible Debt was expanded to include the basis of estimating fair value for common shares and associated warrants relating to the convertible notes. Allocation between components of the notes was then assigned based on their relative fair values. Finally, footnote #12(B) was expanded to include further information regarding warrants, covering the fact that fair value for the financing warrants was calculated independently from that of any other warrants, including those for which the exercise price was adjusted downward.

Consolidated  Statements  of  Operations for Three and Six Months Ended June 30,
--------------------------------------------------------------------------------
2006,  page  F-21
-----------------

Comment 6. We note your response to comment 9 in our letter dated October 26, 2006. After January 3, 2006, in the interim periods, you generated revenue and cost of sales from both products and services. We refer you to the response to comment 35 in your letter dated July 5, 2006. Presently, the interim financial statements characterize revenues as either (a) satellite television service revenue or (b) retail wireless service revenue. It does not appear to separate product and service revenue and cost of sales. Rule 5-03(b)(1) of Regulation S-X requires you to state separately net sales, and related cost of sales, for products, services and other sources to the extent they exceed 10% of the consolidated net sales. Segment reporting guidance is not applicable. Please advise or revise your presentation for the interim periods following the year end December 31, 2005.

Response  6.     The  Company  has  complied with the Staff's request.

Consolidated  Statements of Cash Flows, Six Months Ended June 30, 2006 and 2005,
--------------------------------------------------------------------------------
page  F-22
----------

Comment 7. We note your responses to comments 10 and 11 in our letter dated October 26, 2006. Please revise your registration statement and interim fillings accordingly. Please include the disclosure requirements for reporting the correction of an error in paragraphs 36 and 37 of APB No. 20, or SFAS No. 154 if early adopted. We are deferring a final evaluation of your compliance until these revisions are filed. We may have further comments.

Response 7. The Company has made the changes requested by the Staff and will be filing Forms 10-QSB/A for the effected quarters within the next 24 to 48 hours. The Company added footnote disclosure stating the nature of the changes and need for restatement to footnote #2 as well as line item changes resulting from the restatements as required by SFAS No. 154.

Notes  to  Consolidated  Financial  Statements,  June  20,  2006,  page  F-23
-----------------------------------------------------------------------------

(1)  Summary  of  Significant  Accounting  Policies,  page  F-23
----------------------------------------------------------------

Comment 8. We note your response to comment 12 in our letter dated October 26, 2006. SFAS No. 131 is applicable to all calendar year end public business enterprises beginning in 1998. This entity filed its first annual report under
Section 13 or 15(d) of the Securities Exchange Act of 1934 on March 31, 1999. Based on your disclosures and response we would expect to see comparative information for one and two reportable segments in fiscal periods 2005 and 2006, respectively. Please advise or revise your registration statement accordingly.

Response 8. The Company has made the changes requested by the Staff by way of incorporating segment reporting information into the MD&A section of the registration statement and all amended filings in 2006. The Company maintains that it had only one reportable segment in 2005.

Stock  Based  Compensation  page  F-26
--------------------------------------

Comment 9. We note your response to comment 13 in our letter dated October 26, 2006. Please disclose the effect of adopting SFAS No. 123(R) on income from continuing operations, net income, operating and financing cash flows and basic and diluted earnings per share, as applicable. Please disclose whether you utilized a modified prospective or retrospective application and how you accounted for compensation cost related to earlier awards for service periods rendered both prior to and after adoption of the Statement. Options with a weighted average contractual life of 6.7 years and granted in 2001 have a remaining service period or life of approximately 1.7 years as of December 31, 2005. Also please add the included interim periods to the table in footnote 13.

Response  9.  The  Company  has  made  the  changes  requested  by  the  staff.
Specifically the changes were made in note #11 OPTIONS AND WARRANTS for the period ended September 30, 2006 and in other required areas. The changes will also be made in all of the Company's 2006 amended form 10-QSB filings.


(11)  See  World  Satellites,  Inc.  Acquisition,  page  F-34
-------------------------------------------------------------

Comment 10. We note your response to comment 17 in our letter dated October 26, 2006. We are deferring a final evaluation of your compliance until these pro forma disclosures are included in the revised filings. We may have further comments.

Response 10. The Company has expanded the September 30, 2006 footnote #12 to explain that since the See World Satellites, Inc. acquisition closed on January 3, 2006, and transactions from January 1 through January 2, 2006 were immaterial, pro forma information is not required per paragraph 54 of SFAS 141.

Comment 11. We note your response to comment 18 in our letter dated October 26, 2006. We are deferring a final evaluation of your compliance until the financial statements and/or purchase accounting disclosures are revised in your registration statement and interim filings. We may have further comments.

Response 11. The Company's revisions to the financial statements and/or purchase accounting disclosures have all been updated and incorporated throughout this amended registration statement.

Exhibit  23.1  Consent  of  R.E.  Bassie  &  Co.
------------------------------------------------

Comment 12. We note your response to comment 19 in our letter dated October 26, 2006. We are deferring a final evaluation until the Office of Chief
Accountant within the Division of Corporation Finance has concluded on the matter.

Response  12.  The Company acknowledges the Staff's comment.

Form  8-K/A  Filed  on  March  3,  2006
---------------------------------------

Comment 13. We note your response to comment 21 in our letter dated October 26 2006. We are deferring a final evaluation of your compliance until this reclassification is included in the revised filings. We may have further comments.

Response 13. The Company filed Form 8-K/A on December 5, 2006 to reclassify amounts to income from operations.


     If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,

                              /s/ Amy  M.  Trombly
                              --------------------
                              Amy  M.  Trombly
                              Counsel  for  FTS  Group,  Inc.

cc:     FTS  Group,  Inc.